UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

24/7 Kid Doc, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

90132N101
(CUSIP Number)

Huihe Zheng

Room 707, Soho T2, Tianshan Plaza

Changning District, Shanghai, China 200051

Telephone: + 86 (21) 52995776

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90132N101

1	Names of Reporting Person. Huihe Zheng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 71,000,000
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 71,000,000
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.6%
14	Type of Reporting Person IN

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Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of 24/7 Kid Doc, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Room 707, Soho T2, Tianshan Plaza, Changning District, Shanghai, China 200051.

Item 2.	Identity and Background

(a) This statement is being filed by Huihe Zheng (the “Reporting Person”).

(b) The business address for the Reporting Person is Room 707, Soho T2, Tianshan Plaza, Changning District, Shanghai, China 200051.

(c) The Reporting Person is the Chief Executive Officer, President and director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has purchased a total of 71,000,000 shares of Common Stock and 1,350,000 Series B Preferred Shares of the Issuer for an aggregate of consideration of $500,000 in cash. The funds used for such purchase are from the personal funds of the Reporting Person and none of the consideration for the shares was represented by borrowed funds.

Item 4.	Purpose of the Transaction

On March 3, 2020, Tim Shannon (the “Seller”), the Chief Financial Officer and a director of the Issuer, and the Reporting Person entered into a stock purchase agreement (the “Agreement”), pursuant to which the Reporting Person agreed to purchase from the Seller an aggregate of 71,000,000 restricted shares of Common Stock of the Issuer, representing 42.6% of the total issued and outstanding shares of the Issuer as of the date of the Agreement and 1,350,000 Series B Preferred Shares of the Issuer, each entitling the holder to 100 votes on all matters submitted to stockholder for consideration, for a total cash consideration of $500,000. The transaction was closed on March 11, 2020. The shares of Common Stock and the Series B Preferred Shares of the Issuer acquired by the Reporting Person, in the aggregate, represented 68.3% of the Issuer’s outstanding voting securities as of March 9, 2020.

Pursuant to the Agreement, the Seller agreed to accept an aggregate of 200,000,000 shares of Common Stock (the “Compensation Shares”) in lieu of cash for a severance payment of $200,000 (the “Severance Payment”), to which Seller will be entitled for termination of his employment with the Issuer in connection with the transaction and transfer all of his Compensation Shares to the Reporting Person or his assignee(s) at no additional cost at the end of his term of employment. In the event the Issuer does not have sufficient authorized but unissued shares of Common Stock for the issuance of the Compensation Shares, or the issuance of such Compensation Shares would cause the Issuer not to be in compliance with any requirements of the OTCQB Marketplace, Seller has agreed to assign to the Reporting Person or his designee(s) all his right, title and interest in, to the Severance Payment, at no additional cost.

In connection with the transaction, two directors of the Issuer resigned at the closing of the transaction and the Reporting Person and his representative were appointed directors and officers of the Issuer. It is anticipated that the existing directors other than the Reporting Person and his representative will resign from the Board of Director within 10 days after the mailing of the Issuer’s information statement on Schedule 14F-1 and the Seller will continue to serve as Chief Financial Officer of the Issuer until the filing of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019.

The description of the Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed herewith as Exhibit 99.1. Other than as described in this Schedule 13D, to the best of the Reporting Person’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based on a total of 166,765,752 shares of Common Stock outstanding as of March 9, 2020 as provided by the Company), are as follows:

a)		Amount beneficially owned: 71,000,000	Percentage: 42.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	71,000,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	71,000,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) The Reporting Person has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements pursuant to the Agreement described above in Item 4, which is incorporated herein by reference, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Stock Purchase Agreement, dated as of March 3, 2020, by and between Tim Shannon and Huihe Zheng.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020

Huihe Zheng

	By	/s/ Huihe Zheng
Huihe Zheng

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